Exhibit

         Endesa Supplies Green Energy to Its Clients in Europe


    NEW YORK--(BUSINESS WIRE)--July 14, 2003--Endesa (NYSE: ELE)

    --  A Contract Has Been Signed with the Multinational Company
        Lexmark for a Total Annual Consumption of 13,000 MWh.

    -- Endesa is Pioneer in These Transactions in Europe. In April 2001 the Company Exported for the First Time Green Energy from Spain to Holland for a Total Volume of 14,000 MWh.

    Endesa (NYSE: ELE) has signed with Lexmark a contract to sell energy with green certificates in France for a total annual volume of 13,000 MWh. The energy to be supplied has obtained the certification of green energy by the certification association RECS International.
    Endesa has already carried out this kind of transaction in Europe. In April 2001 the company exported green energy from Spain to Holland for a total volume of more than 14,000 MWh. This green energy was generated by Endesa's hydraulic plants under the Ordinary Regime and physically transported to Holland, where its origin and green quality was certified, according to the legal requirements in this country.
    RECS is an association of more than 85 companies from 15 European countries of which Endesa is a founding member since its formal creation in December 2002. In addition Endesa holds the vice-chairmanship of RECS International in representation of the Spanish member companies. The green certificates associated to the energy sold come from those that Endesa has registered with the RECS.
    Currently, the RECS certification system allows the benefit from the output of certain generation facilities of Endesa without the need of energy being physically exported. As a consequence, the goals of promoting green energy generation without modifying the physical energy flows are achieved, avoiding, as a consequence, transmission costs.

    For additional information please contact Jacinto Pariente at NY Investor Relations Office, tel. 212 750 7200.


    CONTACT: Endesa
             Investor Relations
             Jacinto Pariente, 212-750-7200